UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)

Under the Securities Exchange Act of 1934

SEMLER SCIENTIFIC, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

81684M 104

(CUSIP Number)

Marianne C. Sarrazin, Esq.

Goodwin Procter LLP

3 Embarcadero Center

San Francisco, CA 94111

Telephone: (415) 733-6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 16, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

SCHEDULE 13D

CUSIP No. 81684M 104
1.	NAMES OF REPORTING PERSONS
Douglas Murphy-Chutorian, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 761,000 shares
	8.	SHARED VOTING POWER 23,571 shares
	9.	SOLE DISPOSITIVE POWER 761,000 shares
	10.	SHARED DISPOSITIVE POWER 23,571 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 784,571 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.32%*
14.	TYPE OF REPORTING PERSON* IN

* Based upon an aggregate of 6,844,512 shares of the Issuer’s (as defined below) common stock outstanding as of March 16, 2023 as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2022 filed on March 23, 2023.

Item 1. Security and Issuer

The equity securities covered by this Schedule 13D (Amendment No. 6) are shares of common stock, $0.001 par value, of Semler Scientific, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2340-2348 Walsh Avenue, Suite 2344, Santa Clara, CA 95051.

Item 2. Identity and Background

This statement is filed by Douglas Murphy-Chutorian, M.D., a U.S. citizen (the “Reporting Person”). The Reporting Person’s business address is the same as that of the Issuer, 2340-2348 Walsh Avenue, Suite 2344, Santa Clara, CA 95051, and his present principal occupation is serving as Interim Chief Executive Officer and a Director of the Issuer.

The Reporting Person has not, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information contained in Item 5 is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

The information contained in Item 5 is incorporated by reference into this Item 4.

Except as set forth or incorporated by reference in this Item 4, the Reporting Person has no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

On May 16, 2023, the Reporting Person sold to the Issuer warrants to purchase an aggregate of 76,875 shares of the Issuer’s common stock, originally issued on June 7, 2012 (16,875 shares) with an exercise price of $4.00 per share and on July 31, 2013 (60,000 shares), with an exercise price of $4.50 per share, for a total sale dollar amount of $1,948,762.50 (or an effective price per share of $25.74 for the 2012 warrants or $25.24 for the 2013 warrants) representing the difference between the last sale price for a share of the Issuer’s common stock on May 16, 2023 and the exercise price per share of each warrant).

Following the sale of the warrants back to the Issuer, the Reporting Person is the beneficial owner of an aggregate of 784,571 shares of the Issuer’s common stock (approximately 10.32% based on 6,844,512 shares issued and outstanding on March 16, 2023). Other than the 23,571 shares of common stock held in the Reporting Person’s family trust, over which he shares voting and investment control with his spouse, the Reporting Person has sole voting and investment control over such shares. Such beneficial ownership includes an aggregate of 761,000 shares subject to options that are currently exercisable or exercisable within 60 days of May 16, 2023.

Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Person may purchase additional equity or other securities of the Issuer or dispose of some or all of his holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including future dispositions back to the Issuer, or in any combination of the foregoing, subject to the Issuer’s insider trading policy and relevant applicable securities laws and regulations.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Materials to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2023

/s/ Douglas Murphy-Chutorian, M.D.
Douglas Murphy-Chutorian, M.D.